UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

On May 8, 2024, Sportradar Group AG (the “Company”) announced that effective for the quarter ended March 31, 2024, it is updating its reportable segments to correspond with its previously announced re-organization and changes in its organizational structure designed to drive growth, further streamline its organization and enhance operational performance and efficiencies in the delivery of its integrated portfolio of products and solutions. As a result, the Company will have one new operating and reportable segment and will report one consolidated non-IFRS profitability measure, Adjusted EBITDA. The Company has also decided to present its revenue in two major groupings, Betting, Technology & Solutions and Sports Content, Technology & Services, to better reflect its core product categories and go-to-market approach. There is no change to the Company’s disclosures, measurement or recognition of revenue in accordance with IFRS 15 Revenue from Contracts with Customers reported in its Annual Report on Form 20-F for the year ended December 31, 2023. The Company has posted further information regarding the foregoing on the Investor Relations page of its website at investors.sportradar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

SPORTRADAR GROUP AG

By:	/s/ James Gerard Griffin
Name: James Gerard Griffin
Title: Chief Financial Officer